Ciudad Autónoma de Buenos Aires, August 10th, 2021

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignation

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors revoked the appointment of Victoria Hitce as Responsible of Market Relations of the Company. Likewise, the Board of Directors approved the resignation presented by Victoria Hitce to her position as Alternate Director of the Company, which was opportunely informed by the Relevant Event released on August 2nd.

Sincerely,

María Agustina Montes

Head of Market Relations